NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2019

VANCOUVER, BRITISH COLUMBIA – November 20, 2019: New Pacific Metals Corp. (“New Pacific” or the “Company”) today announced its unaudited condensed consolidated interim financial results for the three months ended September 30, 2019.

This news release should be read in conjunction with the Company's management discussion & analysis, financial statements and notes thereto for the corresponding period, which have been posted under the Company’s profile on SEDAR at www.sedar.com and are also available on the Company's website at www.newpacificmetals.com. All figures are expressed in Canadian dollars unless otherwise stated.

Q1 FISCAL YEAR 2020 FINANCIAL HIGHLIGHTS

Net income attributable to equity holders of the Company for the three months ended September 30, 2019 was $1,285,938 or $0.01 per share (three months ended September 30, 2018 - net loss of $752,583 or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) income from investments of $2,115,448 compared to income of $117,197 in the prior year quarter; (ii) operating expenses of $1,008,940 compared to $531,273 in the prior year quarter; and (iii) foreign exchange gain of $176,342 compared to loss of $344,842 in the prior year quarter.

Income from investments for the three months ended September 30, 2019 was $2,115,448 (three months ended September 30, 2018 – income of $117,197). Within the income from investments, $2,183,627 was gain on the Company’s equity investments and $78,074 was loss from fair value change offset by interest earned on bonds.

Operating expenses for the three months ended September 30, 2019 were $1,008,940 (three months ended September 30, 2018 - $531,273).

Foreign exchange gain for the three months ended September 30, 2019 was $176,342 (three months ended September 30, 2018 – loss of $344,842). [The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the three months ended September 30, 2019, the US dollar appreciated by 1.2% against the Canadian dollar (from 1.3087 to 1.3243) while in the prior year quarter the US dollar depreciated by 1.7% against the Canadian dollar (from 1.3168 to 1.2945).

Bought Deal Financing. Subsequent to quarter end, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets on October 25, 2019 to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the transaction were approximately $1,200,000.

SILVER SAND PROPERTY

On January 22 and February 20, 2019, the Company released the results of its 2018 drill program - 195 drill holes that had assay results received and analyzed, of which 190 holes intercepted silver mineralization. In April 2019, the Company commenced the 2019 drill program. The total budgeted metreage for 2019 drill program is approximately 55,000 metres of diamond core drilling. On November 4, 2019, the Company filed and updated a technical report for the Silver Sand Property pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects. A copy of this technical report is available under the Company’s profile under SEDAR at www.sedar.com. For details of the 2018 and 2019 drill program, please review the Company’s news releases dated January 22, 2019, February 20, 2019, April 25, 2019, June 6, 2019, August 7, 2019, August 20, 2019, August 23, 2019 and August 27, 2019 available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.newpacificmetals.com.

For the three months ended September 30, 2019, total expenditures of $4,839,425 (three months ended ended September 30, 2018 - $3,179,963) were capitalized under the property for expenditures related to the 2019 drill program, site and camp service and construction, maintaining a regional office in La Paz, and maintaining a management team and workforce for the property.

The Silver Sand Property is located in Bolivia. In light of the recent political instability and social unrest in Bolivia following the general elections held on October 20, 2019, readers are encouraged to review, in particular, “Political and Economic Risks in Bolivia” section under the Risk Factors in the Company’s Annual Information Form for the year ended June 30, 2019, which is available on SEDAR at www.sedar.com.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the PotosíDepartment of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.